J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 21, 2020

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the "Trust")

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 273

Dear Ms. White:

This letter is in response to the comments you provided telephonically on July 30, 2020 with respect to the filing related to the JPMorgan Global Bond Opportunities ETF, to be renamed JPMorgan International Bond Opportunities ETF (the "Fund"). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust's Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund's Registration Statement.

PROSPECTUS

1.Comment: Please update the series and Class ID information on EDGAR with the Fund's new name.

Response: The update will be made prior to the effective date of the Fund's Registration Statement.

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2.Comment: Please advise how the Fund will value derivatives for purposes of its policy to invest 80% of its Assets in bonds.

Response: Derivatives are not included in the numerator for purposes of the Fund's policy to invest at least 80% of its Assets in bonds.

3.Comment: The staff notes that the Fund pursues an actively managed strategy of investing in bonds throughout the world and that you have added disclosure to indicate that COVID-19 has negatively affected economies, markets and companies throughout the world, including those in which the Fund invests. Please provide the staff with an explanation of the adjustments the adviser has made to its portfolio selection and construction processes as a result of COVID-19 and any additional changes it has made to in response to COVID-19.

Response: The Fund's current disclosure accurately describes its current investment selection and construction processes. As to J.P. Morgan Investment Management Inc.'s (the "Adviser's") selection and construction processes more generally, the Adviser's fixed income platform has broadly emphasized three themes in evaluating investments in response to COVID-19. First, the Adviser has considered the investments that central banks have made during this time and has emphasized similar investments, including government bonds in the U.S., Europe, Canada and Australia, investment grade credit in the U.S. and Europe, securitized issues in the U.S. and general obligations of the U.S. states and large municipalities. Second, the Adviser has emphasized leveraging its research capabilities to find the parts of the non-investment grade corporate market and the non-agency mortgage market that present opportunity. In the corporate credit space, the Adviser has emphazied strong balance sheets, access to capital and the ability to withstand a prolonged economic shut down and in the securitized credit space the Adviser has stressed issuers based on their underlying loan origination process, the integrity of the securitization structure and the strength of the credit enhancement. Third, the Adviser has emphasized being mindful of inflation expectations and the potential for issuers to have to use all of their economic efforts to service their debt, rather than to invest in growth.

4.Comment: Briefly explain to us why you believe the new index is the more appropriate comparator for performance purposes. In responding, please ensure you address the types of investments, industry and geographic exposures the index has and how they compare to the Fund. In this regard, it is unclear why comparing against an index that excludes the US is appropriate given 48% of the portfolio was exposed to the US as of a recent date. Please advise as appropriate.

Response: Following the change in the Fund's name and investment strategy, investments in securities issue by companies located in the United States will comprise less than 20% of the Fund's investments. As a result, the Fund believes that the new benchmark index, the Bloomberg Barclays Multiverse Index ex USA (USD Hedged), is the more appropriate index against which to measure the Fund's performance.

5.Comment: Please include disclosure stating how the adviser determines where an issuer is located.

Response: The SAI includes a discussion of how the adviser determines where an issuer is located:

For purposes of a Fund's investment policies and unless described otherwise in a Fund's prospectus, an issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country, (ii) the issuer is organized under the laws of such country or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country.

The Fund believes this disclosure is appropriately included in the SAI.

6.Comment: The fourth paragraph in the "Management and Administration" section states that "JPMIM uses the portfolio management, research and other resources of a foreign (non-U.S.) affiliate of JPMIM and may provide services to the Fund through a "participating affiliate" arrangement, as that term is used in relief granted by the staff of the SEC." Please confirm that any participating affiliate arrangements will comply with the conditions set forth in prior staff no-action letters and in the March 2017 Division of Investment Management Information Update for advisers relying on the Unibanco line of no-action letters.

Response: The Adviser confirms that to the extent any participating affiliate arrangements are used, they will comply with the conditions set forth in prior staff no-action letters and in the March 2017 Division of Investment Management Information Update for advisers relying on the Unibanco line of no-action letters.

7.Comment: The disclosure in the "Investment Policies" section states that the Fund's "fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies..." The Staff notes that each Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund's industry concentration levels. The Staff also cites Section 48(a) of the Investment Company Act of 1940 (the "1940 Act"), which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Trust believes that the Fund's current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to "look through" underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will review its current disclosure and consider whether any enhancements would be appropriate. As the Trust believes that the current policy on concentration complies with applicable legal requirements, the Trust does not believe it is in violation of Section 48(a) of the 1940 Act.

8.Comment: We note your description of the Stock Connect program and the statement that daily quotas may restrict or preclude the Fund's ability to purchase particular securities. Would these quotas similarly limit your ability to sell?

Response: The Fund confirms that the daily quotas that are a part of the Stock Connect program do not apply to the sale of securities.

We hope that the Staff finds this letter responsive to the Staff's comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch

Zachary Vonnegut-Gabovitch

Assistant Secretary